UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41310

ZENTEK LTD.

(Registrant)

1123 York Road

Guelph, Ontario N1E 6Z1 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZENTEK LTD.
(Registrant)

Date: August 31, 2026	By	/s/ Wendy Ford
Wendy Ford
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release dated August 31, 2026 - Zentek Corrects Day of Week for OTC Markets Trading Start Date